January 5, 2007

Jose Araque
President and CEO
Nuevo Financial Center, Inc.
2112 Bergenline Avenue
Union City, New Jersey 07087

> **Re:** **Nuevo Financial Center, Inc.**
> **Amendment No. 4 to Registration Statement on Form SB-2**
> **Filed December 6, 2006**
> **File No. 333-130722**

Dear Mr. Araque:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Competition is Fragmented, page 14

1. We note your new disclosure characterizing the market as highly-fragmented and highly-concentrated. Please provide independent objective support for these statements.

Executive Compensation, page 17.

2. Please update your disclosure to include all required executive compensation information for your last completed fiscal year. Please ensure that your updated disclosure is in compliance with Release No. 33-8732A.

Selling Stockholders, page 27

3.   We note your response to our prior comment 9. You indicate in your response
        that no other shareholder is a broker-dealer or underwriter. Please confirm in
        your response letter whether any selling stockholders are affiliates of broker-
        dealers. If you answer in the affirmative, please respond to the last two sentences
        of our prior comment 9.

Financial Statements for the September 30, 2006, page 60

Note 2 – Summary of Significant Accounting Policies, page 63

Reserve for Closed Stores, page 64

4.   Please refer to prior comment 12. We note your response to our comment and
        amendment to the filing. Please revise the filing to clearly indicate, if true, that
        you have complied with paragraph 4 of SFAS 146. Also, revise the filing to
        provide the disclosures required by paragraph 20(b) of SFAS 146. Specifically,
        please include disclosure of the total amount expected to be incurred,
        cumulatively and in the current period, a reconciliation of the beginning and
        ending balances of any accrued amount, and the line item in the income statement
        in which the costs are presented. Furthermore, please clarify whether you have
        recorded any liabilities for costs that will continue to be incurred under contracts
        with a remaining term in accordance with paragraph 16 of SFAS 146. Finally,
        please revise future filings to include the disclosures requested by our comment.

Recent Sales of Unregistered Securities, page 71

5.   Update this disclosure to provide the information required by Item 701 of
        Regulation S-B with respect to the November 1, 2006 financing referred to in
        "Note 6 - Subsequent Events" in your notes to your condensed financial
        statements.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date

You may contact Kevin Kuhar at (202) 551-3662 or in his absence, Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc: (via fax) Joseph I. Emas